UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No:   333-86453

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio   45830

REQUIRED INFORMATION

(a)

United Bancshares, Inc. Restated Employee Stock Ownership Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the fiscal years ended December 31, 2015 and 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)

Exhibit
(23)  Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANCSHARES, INC. RESTATED

EMPLOYEE STOCK OWNERSHIP PLAN

By:  Plan Administrative Committee

               /s/   Heather M. Oatman

 June 24, 2016

Name:

Heather M. Oatman

Date

(on behalf of the Plan Trustees)

United Bancshares, Inc.

Restated Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits

5

Statements of Changes in Net Assets Available for Benefits

6

Notes to Financial Statements

7

SUPPLEMENTAL INFORMATION

15

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

16

CliftonLarsonAllen LLP www.cliftonlarsonallen.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Trustees

United Bancshares, Inc. Restated Employee

Stock Ownership Plan

Columbus Grove, Ohio

We have audited the accompanying statements of net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/   CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin

June 24, 2016

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

ASSETS	2015	2014
Investments:
Participant-directed	$11,482,652	$10,376,232
Nonparticipant-directed	163,819	108,010

Total investments	11,646,471	10,484,242

Receivables:
Employer contributions	63,425	41,813
Notes receivable from participants	244,274	266,031

Total receivables	307,699	307,844

Total assets	11,954,170	10,792,086

LIABILITY – Accrued administrative expenses	12,441	27,126

NET ASSETS AVAILABLE FOR BENEFITS	$11,941,729	$10,764,960

The accompanying notes are an integral part of the financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2015 and 2014

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS	2015	2014
Investment income:
Net appreciation/(depreciation) in fair value of investments	$919,942	$(42,737)
Interest and dividends, including dividends from
United Bancshares, Inc. common stock of
$115,496 in 2015 and $116,760 in 2014	417,046	506,897

Net investment income	1,336,988	464,160

Interest income from notes receivable
from participants	9,677	9,887

Contributions:
Employer	615,447	541,533
Participants, including rollover contributions
of $70,847 in 2015 and $245 in 2014	606,929	473,968

Total contributions	1,222,376	1,015,501

Total additions	2,569,041	1,489,548

DEDUCTIONS FROM NET ASSETS AVAILABLE
FOR BENEFITS
Benefits paid to participants or their beneficiaries	1,334,511	909,245
Administrative expenses	57,761	68,546

Total deductions	1,392,272	977,791

Net increase	1,176,769	511,757

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	10,764,960	10,253,203

End of year	$11,941,729	$10,764,960

The accompanying notes are an integral part of the financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparing the financial statements of United Bancshares, Inc. Restated Employee Stock Ownership Plan (“the Plan”) are presented below.

New Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted.

Management has elected to adopt Part II early. Accordingly, the amendments were retrospectively applied resulting in prior-period information being adjusted accordingly. Parts I and III are not applicable to this Plan.

Basis of Presentation

The accompanying financial statements of the Plan are prepared using the accrual method of accounting.  Such financial statements present the net assets available for benefits and changes in such net assets.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value which is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.  Purchases and sales of investments are recorded on a trade-date basis.

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants are uncollateralized obligations and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest.  Payments of notes receivable from participants are applied to the specific accounts comprising the balance.

Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan agreement.

Payment of Benefits

Benefit payments to participants or their beneficiaries are recorded upon payment.

Administrative Expenses

Administrative expenses primarily consist of notes receivable processing, custodian, and third-party administration fees.  Substantially all other costs, including internal costs of administering the Plan are paid directly by the Plan’s sponsor, United Bancshares, Inc. (“United”) and its subsidiary, The Union Bank Company (the “Bank”).

Subsequent Events

Management evaluated subsequent events through June 24, 2016, the date the financial statements were issued.  Events or transactions occurring after December 31, 2015, but prior to June 24, 2016 that provided additional evidence about conditions that existed at December 31, 2015, have been recognized in the financial statements for the year ended December 31, 2015. Events or transactions that provided evidence about conditions that did not exist at December 31, 2015 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2015.

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information.  Participants should refer to the Plan agreement and “Summary Plan Description” for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was established effective September 21, 2004 for the purpose of providing benefits to the employees of United and its subsidiary.  The Plan has been established as an employee stock ownership plan, as defined in Section 4975(e)(7) of the Internal Revenue Code.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

All non-collective bargaining unit employees of United and its subsidiary that have attained age 18 and are expected to complete 1,000 hours of service during a 12-month period are eligible to participate in the Plan.  Participants may enter the Plan on the first day of each calendar quarter.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Plan participants may defer and contribute not less than 1% nor more than 50% of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, until changed by the participant.

United and its subsidiary have agreed to make discretionary matching contributions to the Plan, based on participant deferral contributions, as well as discretionary profit sharing contributions based on annual compensation.  For the years ended December 31, 2015 and 2014, the matching contribution was 100% of each participant’s deferral contribution, limited to 6%, amounting to $388,973 and $342,616, respectively.

The Plan has adopted safe harbor provisions with respect to profit sharing contributions.  Under the safe harbor provisions, profit sharing contributions are discretionary, but must be at least 3% of annual compensation.  Participants are vested in profit sharing contributions made under the safe harbor provisions upon completion of two years of credited service.

The discretionary profit sharing contribution, as approved by the Boards of Directors of United and the Bank, was 3% of annual compensation for the years ended December 31, 2015 and 2014, respectively, and amounted to $226,474 and $198,917, respectively.  To participate in the Plan’s discretionary profit sharing contribution, a participant must complete 500 hours of service, or have died, become disabled, or reached normal retirement age during the Plan year.

The Plan accepts rollover contributions from other qualified plans in the form of cash or United common stock.

Investment Options

Participants direct the investment of salary deferral contributions in their individual account to various investment funds which have been approved by the plan administrator.  The Plan presently offers various mutual funds and United common stock as investment options for plan participants.

Through December 31, 2006, United and its subsidiary elected that all matching and profit sharing contributions be invested in United common stock in lieu of cash or other investments.  Effective January 1, 2007, participants of the Plan have certain securities diversification rights with respect

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Investment Options, Continued

to that portion of their individual accounts invested in United common stock.  Participants who are fully-vested in the Plan may also direct the manner in which employer contributions, made subsequent to January 1, 2007, are invested.  Participants may continue to divest their accounts of any United common stock attributable to elective deferral and rollover contributions.

Participant Accounts

Separate individual accounts have been established for each participant. The balance of the accounts consist of participant deferral contributions, as well as any rollover contributions, and matching and profit sharing contributions made by United and the Bank, including investment earnings or losses thereon.

Shares of United common stock are allocated to participants based on employee deferral contributions as well as the respective matching and profit sharing contribution made on their behalf by United and the Bank, taking into consideration the average purchase price of United’s common stock during the period.  Shares are generally acquired by the Plan with the proceeds from quarterly cash dividends, unless the participant elects to take the dividend in cash as a distribution.  Shares acquired with the proceeds of cash dividends are also allocated to participants (other than those electing to receive cash dividends) ratably based on shares owned at the record date of the dividend.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in any deferral or rollover contributions made to the Plan, including earnings or losses thereon.  Vesting in discretionary matching and profit sharing contributions made by United and the Bank, plus earnings or losses thereon, is based on years of credited service.  Participants are fully vested upon completion of three years of credited service, except for profit sharing contributions made under the safe harbor provisions for which participants are fully vested upon completion of two years of credited service.

Forfeited Accounts

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represents forfeitures upon distribution of the vested portion of the participant’s account or upon completion of five consecutive 1-year breaks in service.  Forfeitures are available to pay Plan administrative expenses and amounted to $23,319 as of December 31, 2015. There were no forfeitures as of December 31, 2014.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65.  When a participant reaches the normal retirement date, or reaches age 59-1/2, terminates employment with United or its subsidiary, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual accounts.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits, Continued

If a participant dies before receiving all of the benefits in their accounts, the surviving spouse or designated beneficiary receives the remainder in the participant’s accounts either as an annuity, a lump sum, or in the form of partial withdrawals provided the minimum withdrawal is $1,000.

The Plan also provides for hardship withdrawals.

Voting Rights

The Trustees of the Plan are entitled to exercise voting rights attributable to shares of United common stock held by the Plan.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  Loan terms may not extend beyond five years or the retirement of the individual participant.  Loans are secured by the balance in the participant’s accounts and generally bear interest at prime rate plus 1%.  Principal and interest is paid ratably through payroll deductions.  Loans which are more than 30 days delinquent as to principal and interest are considered in default.

NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

Nonparticipant-directed investments at December 31, 2015 and 2014 consist of United common stock contributed by United and the Bank, not subject to diversification rights as described below.

The Plan implemented certain securities diversification rights, as more fully described in Note 2. As a result, participants who are fully-vested in the Plan may direct the manner in which all contributions made to their account are invested.  Nonparticipant-directed investments, as reported in the accompanying statements of net assets available for benefits, reflects participants’ rights to direct the investment of employer contributions as a result of the securities diversification rights.

The changes in nonparticipant-directed investments for the years ended December 31, 2015 and 2014 are principally due to appreciation in the fair value of United common stock and transfers to participant-directed investments as a result of the securities diversification rights.  Such amounts, including employer contributions for non-vested participants, are not readily determinable.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 4 - TERMINATION

Although it has not expressed any intention to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants become fully vested in their account balances.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined, in a letter dated September 19, 2014, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and is, therefore, not subject to tax under current income tax law. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan continues to qualify as a tax-exempt Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Leve 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•

Quoted prices for similar assets or liabilities in active markets;

•

Quoted prices for identical or similar assets or liabilities in inactive markets;

•

Inputs other than quoted prices that are observable for the asset or liability;

•

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 6 - FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value measurement level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2015 and 2014:

Mutual Funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stock of United Bancshares, Inc. – Valued at the latest closing price quoted on the NASDAQ Global Markets.

Money Market Account – Valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the plan administrator believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's financial assets (there were no liabilities) at fair value as of December 31, 2015 and 2014:

2015	Level 1	Level 2	Level 3	Total

Mutual Funds	$5,686,407	$-	$-	$5,686,407
Common stock – United
Bancshares, Inc.	-	5,922,108	-	5,922,108
Money market account	-	37,956	-	37,956

Total assets at fair value	$5,686,407	$5,960,064	$-	$11,646,471

2014

Mutual Funds	$5,683,412	$-	$-	$5,683,412
Common stock – United
Bancshares, Inc.	-	4,748,270	-	4,748,270
Money market account	-	52,560	-	52,560

Total assets at fair value	$5,683,412	$4,800,830	$-	$10,484,242

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE 8 – PARTY-IN-INTERST TRANSACTIONS

The Plan invests in United common stock and certain Plan investments are managed by TD Ameritrade Trust Company.  TD Ameritrade Trust Company is the custodian as defined by the Plan and United Bancshares, Inc. is the plan sponsor, and, therefore, the investment transactions qualify as party-in-interest transactions.  The Plan has several arrangements with service providers.  The Plan made a direct payment of $57,761 and $68,546 to these service providers for the years ended December 31, 2015 and 2014, respectively.

At December 31, 2015 and 2014, the Plan held 324,677 and 328,600 shares, respectively, of common stock of United Bancshares, Inc. with a fair value of $5,922,108 and $4,748,270, respectively.  During the years ended December 31, 2015 and 2014, the Plan recorded dividend income from the common stock of United Bancshares, Inc. of $115,496 and $116,760, respectively.

NOTE 9 – PLAN AMENDMENT

On October 21, 2014, the Plan was amended to allow eligible employees who were hired as part of the acquisition of The Ohio State Bank to enter the Plan on the acquisition date.  In order to share in the discretionary profit sharing contribution, participants hired as part of the acquisition must have completed a year of service during the 2014 plan year and been employed on the last day of the 2014 plan year, unless termination occurs prior to such time due to retirement, total and permanent disability or death. The amendment also provides for distribution without the participant’s consent between $1,000 and $5,000 to be rolled into an individual retirement account in the participants’ name.

SUPPLEMENTAL INFORMATION

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

FEIN:  34-1516518 – PLAN 004

SCHEDULE H, LINE 4(i) –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
		Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Cost	Current value

*	United Bancshares, Inc.	Common stock, 324,677 shares	**	$ 5,922,108
	American Beacon Small Cap Value Fund	Mutual fund, 17,937 units	**	402,875
	American Century Intrntl Growth Fund	Mutual fund, 22,126 units	**	250,243
	American Funds The Growth Fund of ddd America	Mutual fund, 19,328 units	**	797,073
	AMG Managers Cadence Mid Cap Instl	Mutual fund, 7,855 units	**	224,564
	Artisan Small Cap Fund	Mutual fund, 7,369 units	**	197,640
	Columbia Real Estate Equity Fund Deutcsche Short Duration Fund	Mutual fund, 4,257 units Mutual fund, 14,470 units	** **	65,257 126,610
	Dodge and Cox Income Fund	Mutual fund, 12,255 units	**	162,864
	Dreyfus Balanced Opportunity Fund	Mutual fund, 38,996 units	**	770,172
	Federated Govt Obligations Fund Inv	Mutual fund, 148,832 units	**	148,832
	Hotchkis & Wiley Large Cap Value Fund	Mutual fund, 18,158 units	**	442,335
	Oakmark Fund	Mutual fund, 3,740 units	**	235,098
	Oppenheimer Developing Markets Fund	Mutual fund, 7,685 units	**	233,621
	PIMCO Low Duration Fund	Mutual fund, 35,026 units	**	345,355
	PIMCO Total Return Fund	Mutual fund, 50,189 units	**	505,407
	Pioneer High Yield Fund	Mutual fund, 10,234 units	**	89,649
	T. Rowe Price Growth Stock Fund	Mutual fund, 10,226 units	**	548,727
	Vanguard Intermediate Term Treasury Fund	Mutual fund, 12,441 units	**	140,085

	Total mutual funds			5,686,407

*	TD Bank USA, N.A. Money Market Deposit Account	Money market account, 37,956 units Total money market	**	37,956 37,956

*	Notes Receivable from Participant loans, with interest Participants at 4.25%, payable bi- weekly through November 2020		-	244,274

TOTAL ASSETS (HELD AT END OF YEAR)				$ 11,890,745 =========

 *

Party-in-interest

**

All mutual funds, money market funds, participant loans, and a portion of common stock are participant-directed.  The cost for participant-directed investments is not required to be reported.  The total cost basis for United Bancshares, Inc. common stock is $4,744,255. The cost basis for that portion of United Bancshares, Inc. common stock that is nonparticipant-directed is not determinable.

NOTE – The number of shares/units for each mutual fund and money market fund are rounded to the nearest whole unit.

EXHIBIT INDEX

Exhibit No.

Description

Page No.

23

Consent of Independent Registered

Public Accounting Firm

18

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-106929 on Form S-8 of our report dated June 24, 2016 appearing in this Annual Report on Form 11-K of United Bancshares, Inc. Restated Employee Stock Ownership Plan for the year ended December 31, 2015.

/s/   CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin

June 24, 2016